Reed Smith Centre
225 Fifth Avenue
Pittsburgh, PA 15222
Kristin I. Wells	+1 412 288 3131
Direct Phone: +1 412 288 1272	Fax +1 412 288 3063
Email: kwells@reedsmith.com	reedsmith.com

September 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim

Re:	Kaydon Corporation
Schedule TO-T filed on September 16, 2013
Filed by Dublin Acquisition Sub Inc.,
Atlas Management, Inc. and Aktiebolaget SKF – File No. 5-36006

Dear Ms. Kim:

On behalf of our clients, Dublin Acquisition Sub Inc. (the “Purchaser”), Atlas Management, Inc. (the “Parent”) and Aktiebolaget SKF (“AB SKF” and, together with the Purchaser and Parent, the “Filing Parties”), we are responding to the comments of the staff (the “Staff”) of the office of Mergers and Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 23, 2013 (the “Comment Letter”), relating to the Schedule TO-T (“Schedule TO”) that the Filing Parties filed on September 16, 2013.

Set forth below in bold are comments from the Comment Letter. Immediately following each comment is the Filing Parties’ response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Any terms not defined herein have the meanings as set forth in the Schedule TO. Page or section references in our responses are to the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO.

In addition, we are hereby filing Amendment No. 1 (the “Amendment”) to the Schedule TO. The Amendment revises the Schedule TO to reflect our responses to certain comments from the Staff.

NEW YORK ¿ LONDON ¿ HONG KONG ¿ CHICAGO ¿ WASHINGTON, D.C. ¿ BEIJING ¿ PARIS ¿ LOS ANGELES ¿ SAN FRANCISCO

¿ PHILADELPHIA ¿ SHANGHAI ¿ PITTSBURGH ¿ HOUSTON

SINGAPORE ¿ MUNICH ¿ ABU DHABI ¿ PRINCETON ¿ NORTHERN VIRGINIA ¿ WILMINGTON ¿ SILICON VALLEY ¿ DUBAI

¿ CENTURY CITY ¿ RICHMOND ¿ GREECE ¿KAZAKHSTAN

Securities and Exchange Commission

September 26, 2013

Offer to Purchase

Will the Offer be followed by the Merger if all of the Shares are not tendered…

1.	We note that you may effectuate the merger pursuant to Section 251(h) or 253 of the DGCL. Please revise to describe how these different options for effecting the squeeze out of Kaydon shares affect the rights of minority shareholders, if at all, including any differences with respect to how appraisal rights are perfected.

In response to this comment, the Filing Parties have replaced in its entirety the last sentence in the first paragraph after the question “Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?” in the Summary Term Sheet and all similar references in the Offer to Purchase with the following:

Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, or approved pursuant to Section 228 of the DGCL, stockholders of the Company that do not tender their Shares in the Offer (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal by the Delaware Court of Chancery of the fair value of their Shares if they comply with the procedures for exercising appraisal rights under Section 262 of the DGCL and (iii) will be entitled to receive the same cash consideration for their Shares as was payable in the Offer if they fail to validly exercise appraisal rights under Delaware law.

Terms of the Offer

2.	We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition, the Antitrust Condition, the CFIUS Condition, and the Governmental Authority Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

The Filing Parties acknowledge and agree that a waiver by Purchaser of the Minimum Tender Condition, the Antitrust Condition, the CFIUS Condition, or the Governmental Authority Condition would constitute a material change requiring at least five business days remain in the offer after such waiver. The remaining conditions require, in summary, (i) that no change or event occurred that has had or would reasonably be expected to have material adverse change affecting Kaydon, (ii) that the representations and warranties of Kaydon in the Merger Agreement be true and correct, and (iii) that Kaydon perform or comply in all material respects with its covenants under the Merger Agreement, and (iv) that the Merger Agreement not have been terminated in accordance with its terms. Whether a waiver by Purchaser of these other conditions to the Offer would be a material change would depend on the facts and circumstances, although generally we expect that a waiver of the condition that the Merger Agreement not have been terminated would be a material change, while a waiver of the other conditions would not

Securities and Exchange Commission

September 26, 2013

be considered a material change. We note that, without the consent of Kaydon, Purchaser cannot amend, modify or waive the Minimum Tender Condition, as set forth in the Summary Term Sheet of the Offer to Purchase under the heading “What are the most significant conditions to the Offer?”.

As set forth in the Offer to Purchase under Section 1 – “Terms of the Offer,” if waiver of a condition constitutes a material change of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.

3.	Source and Amount of Funds

We note that cash on hand and existing committed credit facilities will be used to purchase shares in offer. Please revise to include the information required by Item 1007(d) of Regulation M-A. Please also file the credit agreements as exhibits to the Schedule TO. Refer to Item 1016(b) of Regulation M-A.

In response to this comment, the Filing Parties have deleted the last sentence of the first paragraph and have added the following language as the second paragraph of Section 9 – “Source and Amount of Funds” of the Offer to Purchase to describe the existing credit facility:

AB SKF will obtain such funds from cash on hand and/or borrowings under its existing general purpose revolving credit facility with Nordea Bank AB. The credit facility terminates on July 12, 2017, has an aggregate maximum principal amount of SEK 3.0 billion (approximately $466.5 million), accrues interest at a rate of STIBOR plus a margin of 1.2% and certain mandatory costs, if any, and does not provide for utilization fees. As of the date of this Amendment to the Offer to Purchase, the credit facility is undrawn. The credit facility has a commitment fee, calculated quarterly, of 30% of the margin on any undrawn portion of the credit facility. The credit facility contains customary representations and warranties and contains a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to cross defaults and the bankruptcy or insolvency of AB SKF. The credit facility is not secured and does not contain financial maintenance covenants, but does contain certain customary affirmative and negative covenants including limits on AB SKF’s ability to create liens on assets.

In addition, the Filing Parties have amended the Schedule TO to add a copy of the existing credit facility as Exhibit (b)(1).

Securities and Exchange Commission

September 26, 2013

4.	Appraisal Rights

Please revise to further describe the exercise of appraisal rights, including the timeframe for perfecting any appraisal rights.

In response to this comment, the Filing Parties have added the underlined text noted below to the second sentence of

Section 17 –“Appraisal Rights of the Offer to Purchase”:

However, if the Merger is consummated (whether effected pursuant to either Section 251(h) or Section 253 of the DGCL, or approved pursuant to Section 228 of the DGCL), each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value…

The Filing Parties have replaced in its entirety the fifth paragraph of Section 17 – “Appraisal Rights of the Offer to Purchase” with the following:

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law or a statement of the procedures to be followed by stockholders desiring to exercise such appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is set forth in Schedule II hereto, which stockholders are encouraged to read for a more complete discussion, and other applicable law. Any stockholder who considers demanding appraisal is advised to consult legal counsel. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, including generally a notification to the Surviving Corporation within 20 days of the mailing of the appraisal rights notice. Failure to comply with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Per Share Merger Consideration.

In addition, the Filing Parties have amended the Offer to Purchase to include a new Schedule II, with the full text of Section 262 of the DGCL.

5.	Exhibit (a)(5)(F)

We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Securities and Exchange Commission

September 26, 2013

We acknowledge and agree that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. The reference to the Private Securities Litigation Reform Act of 1995 was inadvertently included in the press release issued by AB SKF announcing the commencement of the tender offer on September 16, 2013. The Filing Parties will not include such language in future press releases or other communications relating to this tender offer.

*    *    *

Additionally, as requested by the Staff, we acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at 412-288-1272.

Sincerely,

/s/ Kristin I. Wells
Kristin I. Wells
Reed Smith LLP

cc:	Johan Lannering, Legal Counsel, AB SKF
James J. Barnes
Eulalia Mack